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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                The Cronos Group
-------------------------------------------------------------------------------
                               (Name of Issuer)



                   Common Shares, par value $2.00 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  L20708-10-0
                        -------------------------------
                                 (CUSIP Number)



                                 June 21, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)



                               Page 1 of 7 pages

CUSIP No.         L20708-10-0

-------------------------------------------------------------------------------


     1.       Names of Reporting Persons.

              Paul W. Blavin

              I.R.S. Identification Nos. of above persons (entities only).

     2.       Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  [ ]

              (b)  [ ]

     3.       SEC Use Only

     4.       Citizenship or Place of Organization    United States


   Number of
     Shares          5.  Sole Voting Power        1,579,136
 Beneficially        -----------------------------------------------------------
 Owned by Each
   Reporting         6.  Shared Voting Power
  Person With:       -----------------------------------------------------------

                     7.  Sole Dispositive Power   1,579,136
                     -----------------------------------------------------------

                     8.  Shared Dispositive Power
                     -----------------------------------------------------------

     9.       Aggregate Amount Beneficially Owned by Each Reporting Person
              1,579,136

     10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)

     11.      Percent of Class Represented by Amount in Row (11)    17.8%

     12.      Type of Reporting Person (See Instructions)    IN





                               Page 2 of 7 pages

CUSIP No.         L20708-10-0

-------------------------------------------------------------------------------


     1.       Names of Reporting Persons.

              Blavin & Company, Inc.

              I.R.S. Identification Nos. of above persons (entities only).

              Tax ID: 061433471

     2.       Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  [ ]

              (b)  [ ]

     3.       SEC Use Only

     4.       Citizenship or Place of Organization    Delaware corporation


  Number of
    Shares           5.  Sole Voting Power           1,579,136
 Beneficially        -----------------------------------------------------------
 Owned by Each
   Reporting         6.  Shared Voting Power
  Person With:       -----------------------------------------------------------

                     7.  Sole Dispositive Power      1,579,136
                     -----------------------------------------------------------

                     8.  Shared Dispositive Power
                     -----------------------------------------------------------

     9.       Aggregate Amount Beneficially Owned by Each Reporting Person
              1,579,136

     10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)

     11.      Percent of Class Represented by Amount in Row (11)    17.8%

     12.      Type of Reporting Person (See Instructions)    CO



                               Page 3 of 7 pages

                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, relating to shares of common stock of The Cronos Group (the "Issuer"). BCI and Mr. Blavin previously reported beneficial ownership of shares of the Issuer on a Schedule 13D, the last amendment to such Schedule 13D being filed in July 1997. BCI and Mr. Blavin now desire and are eligible to report beneficial ownership of the shares of the Issuer on Schedule 13G and do so now by filing this Schedule 13G.

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by BCI for the account of (i) PWB Value Partners, L.P. ("PWB"), of which BCI is the general partner, and (ii) four institutional clients for which BCI acts as investment advisor.

ITEM 1.

     (a)      Name of Issuer:

              The Cronos Group

     (b)      Address of Issuer's Principal Executive Offices:

              16, Allee Marconi
              Boite Postale 260,
              L-2120  LUXEMBOURG


ITEM 2.

     (a)      Name of Person Filing:

              Blavin & Company, Inc. and Paul W. Blavin, as principal for Blavin & Company, Inc.

     (b)      Address of Principal Business Office or, if none, Residence:

              The principal business address for both Blavin & Company, Inc. and Paul W. Blavin is 29621 Northwestern Highway, Southfield, Michigan 48034

     (c)      Citizenship:

              Blavin & Company, Inc. is a Delaware corporation. Mr. Blavin is a citizen of the United States.

     (d)      Title of Class of Securities:

              Common Shares, par value $2.00 per share

     (e)      CUSIP Number:

              L20708-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13-1d(b) OR 240.13-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

     (e)  [X] An investment adviser in accordance with section 240.13d-1(b)(1)
              (ii)(E).



                               Page 4 of 7 pages

     (f)  [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(ii)(F).

     (g)  [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813.).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.  OWNERSHIP.

     (a)  Amount beneficially owned:  1,579,136

     (b)  Percent of class:   17.8%

     (c)  Number of shares as to which the person has:

          (i)      Sole power to vote or to direct the vote:   1,579,136

          (ii)     Shared power to vote or to direct the vote:  None

          (iii)    Sole power to dispose or to direct the disposition of:
                   1,579,136

          (iv)     Shared power to dispose or to direct the disposition of:
                   None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     All securities reported in this schedule are owned by PWB Value Partners, L.P. and advisory clients of Blavin & Company, Inc. PWB Value Partners, L.P. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares in excess of 5% of the common stock of the Issuer. To the knowledge of Blavin & Company, Inc., no other advisory client of Blavin & Company, Inc. owns more than 5% of the common stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable



                               Page 5 of 7 pages

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable

ITEM 10.  CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



EXHIBITS       EXHIBIT 1

               Joint Filing Agreement dated July 2, 1999 between Paul W. Blavin and Blavin & Company, Inc.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 2, 1999




                                       Blavin & Company, Inc.


                                       By:   /s/ Paul W. Blavin
                                             ----------------------------------
                                             Paul W. Blavin, President



                                       /s/  Paul W. Blavin
                                       ----------------------------------------
                                       Paul W. Blavin



                               Page 6 of 7 pages